EXHIBIT 99.1

NEWS RELEASE
For Release on July 28, 2011	Contact: Pat Lawlor
4:00 PM (ET) (925) 328-4656	Vice President, Finance/Chief Financial Officer

Giga-tronics Reports First Quarter Results

San Ramon, CA – July 28, 2011 – Giga-tronics Incorporated (NASDAQ: GIGA) reported today a net loss of $467,000 or $0.09 per fully diluted share for the quarter ended June 25, 2011.  This compares with a net profit of $13,625,000 or $2.73 per fully diluted share for the quarter ended June 26, 2010 primarily due to a reversal of the valuation allowance against the Company’s deferred tax assets.  For comparative purposes, pre-tax loss was $671,000 for the first quarter of fiscal 2012 versus pre-tax income of $56,000 for the same period last year.  Net sales decreased 26% to $3,497,000 in the first quarter of fiscal 2012 compared to $4,701,000 in the first quarter of fiscal 2011.   Gross margin of $1,443,000 decreased by $490,000 over the same quarter last year.  Gross margin as a percentage of net sales improved slightly to 41.3% in the first quarter of fiscal 2012 as compared to 41.1% in the first quarter of fiscal 2011.  Operating expenses increased 13% or $238,000 in the first quarter of fiscal 2012 over fiscal 2011 primarily due to an increase of $195,000 in product development expenses to more aggressively invest in instrument products.  Orders increased 80% in the first quarter of fiscal 2012 to $5,548,000 from $3,079,000 for the first quarter of fiscal 2011.
Backlog for the quarter ended June 25, 2011 was $5.7 million (approximately $4.2 million shippable within one year) as compared to $6.8 million (approximately $6.3 million shippable within one year) for the quarter ended June 26, 2010.
Cash and cash equivalents at June 25, 2011 were $3,592,000 compared to $1,408,000 as of March 26, 2011.
Giga-tronics will host a conference call today at 4:30 p.m. ET to discuss the first quarter results. To participate in the call, dial (866) 551-3680 or (212) 401-6760, and enter PIN Code 5925954#.  The call will also be broadcast over the internet at www.gigatronics.com under “Investor Relations”.  The conference call discussion reflects management’s views as of July 28, 2011 only.
Giga-tronics is a publicly held company, traded on the NASDAQ Capital Market under the symbol “GIGA”.  Giga-tronics produces instruments, subsystems and sophisticated microwave components that have broad applications in defense electronics, aeronautics and wireless telecommunications.
This press release contains forward-looking statements concerning profitability, backlog and shipments.  Actual results may differ significantly due to risks and uncertainties, such as future orders, cancellations or deferrals, disputes over performance, the ability to collect receivables and general market conditions.  For further discussion, see Giga-tronics’ most recent annual report on Form 10-K for the fiscal year ended March 26, 2011, Part I, under the heading “Certain Factors Which May Adversely Affect Future Operations or an Investment in Giga-tronics” and Part II, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands except share data)	June 25, 2011	March 26, 2011
Assets
Current assets:
Cash and cash-equivalents	$3,592	$1,408
Trade accounts receivable, net of allowance of $195 and $248, respectively	1,932	5,632
Inventories, net	5,644	5,386
Prepaid expenses and other current assets	341	420
Deferred income taxes	2,527	2,320
Total current assets	14,036	15,166

Property and equipment, net	532	530
Deferred income taxes - long term	10,936	10,936
Other assets	16	16
Total assets	$25,520	$26,648

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$617	$972
Accrued commission	203	139
Accrued payroll and benefits	564	455
Accrued warranty	200	200
Income taxes payable	2	30
Deferred revenue	62	586
Deferred rent	41	36
Capital lease obligations	74	93
Other current liabilities	245	193
Total current liabilities	2,008	2,704
Long term obligations - deferred rent	400	413
Long term obligations - capital leases	-	10
Total liabilities	2,408	3,127
Commitments
Shareholders' equity:
Preferred stock of no par value;
Authorized - 1,000,000 shares; no shares issued or outstanding at June 25, 2011 and March 26, 2011	-	-
Common stock of no par value;
Authorized - 40,000,000 shares; issued and outstanding 4,997,532 shares at June 25, 2011and 4,994,157 shares at March 26, 2011	14,543	14,485
Retained earnings	8,569	9,036
Total shareholders' equity	23,112	23,521
Total liabilities and shareholders' equity	$25,520	$26,648

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
	Three Months Ended
(In thousands except per share data)	June 25, 2011	June 26, 2010
Net sales	$3,497	$4,701
Cost of sales	2,054	2,768
Gross margin	1,443	1,933

Engineering	680	485
Selling, general and administrative	1,434	1,391
Total operating expenses	2,114	1,876

Operating (loss) income	(671)	57

Interest expense, net	-	(1)
(Loss) income before income taxes	(671)	56
Benefit from income taxes	(204)	(13,569)
Net (loss) income	$(467)	$13,625

(Loss) earnings per share - basic	$(0.09)	$2.78
(Loss) earnings per share - diluted	$(0.09)	$2.73

Weighted average shares used in per share calculation:
Basic	4,995	4,901
Diluted	4,995	5,000